March 10, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  William H. Thompson, Accounting Branch Chief

Re: Soupman, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2015, filed December 15, 2015

Form 10-Q for the Quarterly Period Ended November 30, 201, filed January 19, 2016

File No. 0-53943

Dear Mr. Thompson:

Thank you for your letter dated February 26, 2016 regarding Soupman, Inc. (“Soupman”). Enclosed for your review, we hereby submit this letter responding to your comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for the Fiscal Year Ended August 31, 2015

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 41

1. The conclusion is the first paragraph that your disclosure controls and procedures are effective is contradicted later in the first paragraph with disclosure of what must be done in order to make your disclosure controls and procedures effective. Please revise to clearly communicate your conclusion. Refer to Item 307 of Regulation S-K.

Response: Thank you for bringing this to our attention. We will amend our 10-K filing to correct the typographical error in Item 9A Controls and Procedures and state that our disclosure controls and procedures were not effective.

Item 15. Exhibits, Financial Statement Schedules, page 5

2. We note that your annual report is incorporated by reference in Form S-8 filed February 4, 2011. As such, please provide the consent of your independent registered public accounting firm or tell us why a consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Response: Thank you for bringing this to our attention. We will include with our amended 10-K the required consent letter from our independent accountants.

Form 10-Q for the Quarterly Period Ended November 30, 2015

Item 4. Controls and Procedures, page 20

3. Please disclose any change in your internal control over financial reporting identified in connection with the evaluation of disclosure controls and procedures that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K.

Response: There were no changes in our internal controls over financial reporting to report during the quarter ended November 30, 2015.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility, that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings and that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

Robert Bertrand
President & CFO,
Soupman, Inc.

cc:  Gracin & Marlow, LLP